MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

FIRST-QUARTER ENDED MARCH 31, 2014

As at May 9, 2014

(Dollar amounts expressed in US dollars, unless otherwise indicated)

FORTUNA SILVER MINES INC.

Management’s Discussion and Analysis

For the first-quarter ended March 31, 2014

(Dollar amounts expressed in US dollars, unless otherwise indicated)

This management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc. and its subsidiaries (“Fortuna” or the “Company”)’s performance and such factors that may affect its future performance. This MD&A, which has been prepared as of May 9, 2014, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2013, the unaudited condensed interim consolidated financial statements for the three month period ended March 31, 2014 (“Q1 2014”), and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per payable ounce of silver, total production cost per tonne, all-in sustaining cash cost, all-in cash cost, adjusted net income, operating cash flow per share before changes in working capital, income taxes, and interest income, used by the Company to manage and evaluate operating performance and ability to generate cash and widely reported in the silver mining industry as benchmarks for performance but that do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company’s performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “Cautionary Statement on Forward-Looking Statements”.

Management’s Discussion and Analysis Page - 1

Business of the Company

Fortuna is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver/lead/zinc mine (“Caylloma”) in southern Peru and the San Jose silver/gold mine (“San Jose”) in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

First-Quarter 2014 Highlights

First-Quarter Financial and Operating Highlights

Net income amounted to $4.9 million, compared with $6.7 million for the three months ended March 31, 2013 (“Q1 2013”).  Silver sold increased 57% to 1,635,761 ounces while realized silver price decreased 33% to $20.31 per ounce over the prior-year period.

Cash flow from operations, before changes in working capital, increased 4%, to $16.9 million (Q1 2013: $16.3 million). The increase reflects higher sales of 12%, over the prior-year period.

Basic earnings per share were $0.04 (Q1 2013: $0.05). Operating cash flow per share, before changes in working capital items, remained at $0.13 (Q1 2013: $0.13) (refer to non-GAAP financial measures).

Sales comprised 66% silver and 19% gold, compared with 67% and 14%, respectively, in the prior-year period.

Silver production increased 55%, to 1,536,859 ounces (Q1 2013: 992,218 ounces), and gold production rose 81%, to 8,150 ounces (Q1 2013: 4,492 ounces). Silver and gold production exceeded budget by 12% and 13%, respectively.

Consolidated cash cost per ounce of payable silver, net of by-product credits, was $4.75 and below our guidance for 2014 (refer to non-GAAP financial measures).

Consolidated all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $16.52 and in-line with our guidance for 2014 (refer to non-GAAP financial measures).

Management’s Discussion and Analysis Page - 2

Trinidad North Discovery

The Trinidad North discovery was announced in February 2013 (see Fortuna news release of February 4, 2013), and a maiden resource for the Trinidad North zone was announced in October 2013. At a 70 g/t Ag Eq cutoff, inferred resources at Trinidad North are estimated at 1.9 Mt, averaging 269 g/t Ag and 1.67 g/t Au and containing 16.3 Moz Ag and 100.8 koz Au.

Step-out drilling of the Trinidad North discovery was initiated in late September 2013 with initial results being reported in the Fortuna news releases of November 25, 2013, January 21, 2014, March 10, 2014, and April 29, 2014. Drilling is being carried out from two underground drill stations located at the 1,300-meter level, with preparations underway to advance the underground access a further 300 meters to the north to allow for further testing of the strike extension of the mineralized system.

Management and Board Change

On April 14, 2014, the vice-president of human and organizational development left the Company to pursue other opportunities.  On April 28, 2014, Tomas Guerrero retired from the Board of Directors.

Results of Operations

Consolidated Metal Production

	QUARTERLY RESULTS
	Three months ended March 31,
	2014			2013
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	539,824	997,035	1,536,859	499,445	492,773	992,218
Gold (oz)	524	7,627	8,150	532	3,960	4,492
Lead (000's lb)	3,893	-	3,893	4,614	-	4,614
Zinc (000's lb)	6,529	-	6,529	5,936	-	5,936
Production cash cost (US$/oz Ag)*	6.92	3.59	4.75	6.91	6.30	6.60
All-in sustaining cash cost (US$oz Ag)*	13.18	14.41	16.52	23.65	24.53	27.39

* Net of by-product credits

Silver and gold production for Q1 2014 exceeded by 12% and 13%, respectively, the Company’s budget for the first-quarter of 2014. Compared with the prior-year period, silver and gold production increased 55% and 81%, respectively, explained largely by the commissioning of the San Jose plant expansion, to 1,800 tpd on September 23, 2013.  The Company is on track to meet its guidance for gold and silver production for the year.

Consolidated Cash Cost per Payable Ounce of Silver

All-in sustaining cash cost per payable ounce of silver for Q1 2014, net of by-product credits, decreased to $16.52 (Q1 2013: $27.39) as a result of lower sustaining capital and brownfields exploration expenditures and higher payable ounces of silver (refer to non-GAAP financial measures). All-in sustaining cash cost per payable ounce of silver for Q1 2014 was in-line with guidance.

Management’s Discussion and Analysis Page - 3

San Jose Mine Review

San Jose is an underground silver-gold mine located in southern Mexico in the State of Oaxaca. The table below shows the main variables used by management to measure the operating performance of the mine: throughput, grade, recovery, gold and silver production, and unit costs.

	QUARTERLY RESULTS
	Three months ended March 31,
	2014	2013
Mine Production	San Jose	San Jose
Tonnes milled	150,708	93,478
Average tonnes milled per day	1,748	1,076

Silver
Grade (g/t)	229	184
Recovery (%)	90	89
Production (oz)	997,035	492,773
Gold
Grade (g/t)	1.74	1.48
Recovery (%)	90	89
Production (oz)	7,627	3,960
Unit Costs
Production cash cost (US$/oz Ag)*	3.59	6.30
Production cash cost (US$/tonne)	66.61	77.96
Unit Net Smelter Return (US$/tonne)	172.52	199.48
All-in sustaining cash cost (US$/oz Ag)*	14.41	24.53

* Net of by-product credits

Silver and gold production for Q1 2014 was 12% and 13% above budget, respectively. Average head grades for silver and gold were 229 g/t and 1.74 g/t, respectively, or 13% above plan for both.

Silver and gold production for Q1 2014 was 102% and 93% above that of the prior-year period, respectively. Silver and gold production increased as a result of higher volumes of processed ore of 61% and higher head grades of 24% and 17%, respectively.

Cash cost per tonne of processed ore for Q1 2014 was $66.61/t, or 15% below Q1 2013, and remains in-line with guidance of $67.10/t. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $14.41 in Q1 2014 (refer to non-GAAP financial measures), in-line with guidance of $14.43 for the year.

Investments on property plant and equipment and brownfields exploration, on a cash basis, were $8.0 million for the quarter ended March 31, 2014 and included $1.4 million for mine development, $1.4 million for brownfields exploration, $4.6 million of equipment and infrastructure and $0.6 million of infill drilling.

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are non-GAAP financial measures (refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales).

Management’s Discussion and Analysis Page - 4

The expansion of the San Jose Mine’s processing plant capacity from 1,800 tpd to 2,000 tpd was successfully completed and commissioned in the first week of April 2014; mine and mill will be achieving the new production rate during the month of May 2014. Due to the continuing exploration success at Trinidad North, the Company is assessing the technical and economic feasibility of a further plant and mine expansion.

Caylloma Mine Review

Caylloma is an underground silver-lead-zinc mine located in southern Peru, in the Arequipa Department. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

	QUARTERLY RESULTS
	Three months ended March 31,
	2014	2013
Mine Production	Caylloma	Caylloma
Tonnes milled	114,115	111,416
Average tonnes milled per day	1,297	1,266

Silver
Grade (g/t)	174	173
Recovery (%)	85	81
Production (oz)	539,824	499,445
Gold
Grade (g/t)	0.32	0.38
Recovery (%)	44	40
Production (oz)	524	532
Lead
Grade (%)	1.66	2.10
Recovery (%)	93	89
Production (000's lb)	3,893	4,614
Zinc
Grade (%)	2.87	2.79
Recovery (%)	90	86
Production (000's lb)	6,529	5,936
Unit Costs
Production cash cost (US$/oz Ag)*	6.92	6.91
Production cash cost (US$/tonne)	87.85	94.20
Unit Net Smelter Return (US$/tonne)	148.59	194.30
All-in sustaining cash cost (US$/oz Ag)*	13.18	23.65

* Net of by-product credits

Silver production for Q1 2014 was 10% above budget, mainly due to an improvement in silver metallurgical recovery from 81% to 85%. Silver’s average head grade was 174 g/t, or 7%, above plan and metallurgical recovery was 85%, or 3%, above budget.

Management’s Discussion and Analysis Page - 5

When compared with the prior-year period, silver production for Q1 2014 increased 8% due to the increase in metallurgical recoveries of 5%. Zinc production increased 10% as a result of higher head grade. Lead production decreased 16% when compared with the prior-year period.

Cash cost per tonne at Caylloma for Q1 2014 was $87.85 per tonne of processed ore, a decrease of 7% from Q1 2013 and 1% lower than guidance. This decrease is the result of cost-reducing measures undertaken at the beginning of the third quarter of 2013. These consist mainly of an optimization of mine preparation activities and reductions in related personnel expenses and technical services. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, at Caylloma in Q1 2014 was $13.18 (refer to non-GAAP financial measures), below our guidance for the year due to lower sustaining capital expenditures in the period.

Investments, on a cash basis, were $2.0 million for the three months ended March 31, 2014, and include $0.6 million for mine development, $0.2 million for brownfields exploration, and $1.2 million of equipment and infrastructure.

Caylloma Mine and San Jose Mine Concentrates

The table below shows the production and balance of commercial end products at each of our operating mines.

	QUARTERLY RESULTS
	Three months ended March 31,
	2014		2013
Mine Concentrates	Caylloma	San Jose	Caylloma	San Jose
Silver Gold
Opening Inventory (t)	0	617	0	466
Production (t)	0	4,419	0	2,728
Sales (t)	0	4,830	0	2,770
Adjustment (t)	0	39	0	0
Closing Inventory (t)	0	245	0	424
Zinc
Opening Inventory (t)	485	0	521	0
Production (t)	5,764	0	5,211	0
Sales (t)	5,902	0	5,345	0
Adjustment (t)	21	0	17	0
Closing Inventory (t)	368	0	404	0
Lead
Opening Inventory (t)	208	0	443	0
Production (t)	3,458	0	3,997	0
Sales (t)	3,427	0	4,138	0
Adjustment (t)	32	0	32	0
Closing Inventory (t)	270	0	333	0

Management’s Discussion and Analysis Page - 6

Property Option Agreements

Tlacolula Property

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico, from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”).

The Company can earn the Interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, and by making staged annual payments totalling $0.25 million cash and providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢

$0.02 million cash and $0.02 million cash equivalent in shares upon stock exchange approval;

➢

$0.03 million cash and $0.03 million cash equivalent in shares by January 15, 2011;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2012;

➢

$0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2013; and,

➢

$0.10 million cash and $0.10 million cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

As at March 31, 2014, the Company had issued an aggregate of 34,589 common shares of the Company, with a fair market value of $0.15 million, and paid $0.15 million cash according to the terms of the option agreement.

Quarterly Information

The following table provides information for eight fiscal quarters up to March 31, 2014:

	Quarters ended
Expressed in $000’s, except per share data	31-Mar-14	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13	31-Dec-12	30-Sep-12	30-Jun-12
Sales	45,480	36,377	30,203	30,101	40,713	37,895	43,835	38,689
Mine operating earnings	17,204	10,373	8,140	6,478	16,784	13,264	19,239	17,078
Operating income (loss)	9,273	(8,312)	2,346	(14,669)	11,006	7,976	12,262	8,397
Net income (loss)	4,853	(14,930)	(264)	(10,571)	6,665	8,472	8,026	3,854
Earnings (loss) per share, basic	0.04	(0.12)	0.00	(0.08)	0.05	0.07	0.06	0.03
Earnings (loss) per share, diluted	0.04	(0,12)	0.00	(0.08)	0.05	0.07	0.06	0.03

Total assets	318,349	302,215	311,170	310,291	327,346	316,983	304,612	288,686
Other liabilities	4,076	2,343	2,850	2,282	2,238	2,250	2,766	1,658

Management’s Discussion and Analysis Page - 7

During Q1 2014, sales increased 25% from Q4 2013 as a result of increases in silver and gold sold, of 17% and 29%, respectively, offset by a lower realized silver metal price of 2%. Mine operating earnings increased 66% from Q4 2013 as a result of increased sales and the Company’s continuing efforts to contain costs. During Q1 2014, operating income and net income increased from Q4 2013, as there was no impairment of mineral properties, plant and equipment during the quarter.

During Q4 2013, sales increased 20% from Q3 2013 as a result of increases in silver and gold sold, of 32% and 66%, respectively, offset by a decrease in lead sold, of 23%, and lower realized silver and gold metal prices, both of 3%. Mine operating earnings increased 27% from Q3 2013 as a result of increased sales and the Company’s continuing efforts to reduce costs. Operating income decreased due to an impairment charge of $15.0 million, before tax (Q3 2013: $nil). Net loss increased due to a non-cash impairment charge of $10.2 million, net of tax (Q3 2013: $nil), and a non-cash income tax provision of $7.7 million resulting from the Mexico special mining royalty.

During Q3 2013, sales increased marginally from Q2 2013 as a result of a reduction of $4.7 million in sales adjustments, which offset a reduction of provisional sales of $4.6 million. The reduction in our provisional sales was driven by lower silver and gold production and by an accumulation of inventory in Q3 2013 that resulted in decreases in silver and gold sold, of 5% and 25%, respectively. The realized prices on the sale of silver and gold decreased 7% and 6%, to $21.30 and $1,318.93 per ounce, respectively. Mine operating earnings increased from Q2 2013 in part as a result of the Company’s implementation of efforts to contain costs. In addition, as part of the Company’s cost-reduction program, the Company recorded a $0.5 million restructuring charge in Q3 2013 covering 65 positions, while in Q2 2013 the Company recorded a non-cash impairment charge of  $15.0 million, before tax affected operating income.

During Q2 2013, declining silver prices, along with rising costs, resulted in a significant decline in mine operating earnings compared with prior quarters. Lower silver prices also contributed to the non-cash impairment charge related to the carrying value of Caylloma, resulting in a net loss for the period. The impairment charge also reduced the total assets of the Company.

The operating loss in Q3 2013, compared with the operating income in Q3 2012, is due to a decrease in sales; an increase in restructuring costs; the write-off of mineral properties, plant and equipment; and a decrease in the cost of sales because of lower cash costs per tonne of processed ore (refer to non-GAAP financial measures).

First-Quarter 2014 Financial Results

First-quarter net income was $4.9 million compared to $6.7 million in Q1 2013 and earnings per share were $0.04 compared to $0.05.  The decrease in net income in the face of significant increases in silver and gold production is attributable to a significantly lower metal price environment. Net income was further affected by higher share-based compensation charges of $1.7 million mainly related to mark-to-market effects.

Mine operating earnings increased 3% over Q1 2013 while gross margins (mine operating earnings over sales) decreased from 41% to 38%.  The impact of lower metal prices on gross margins was offset to a large extent by significantly lower unit cash costs (15% lower at San Jose and 7% lower at Caylloma) as well as higher head grades and metal recovery.

Cash flow from operations, before changes in working capital, increased 4%, to $16.9 million (2013: $16.3 million). The increase reflects the higher sales of 12% over the prior-year period.

Basic earnings per share for Q1 2014 were $0.04 (Q1 2013: $0.05). Operating cash flow per share, before changes in working capital items, remained at $0.13 (Q1 2013: $0.13) (refer to non-GAAP financial measures).

Management’s Discussion and Analysis Page - 8

Sales for Q1 2014 were $45.5 million (Q1 2013: $40.7 million).  Silver and gold ounces sold increased 57% and 87%, respectively, while silver and gold realized prices decreased 33% and 21%, respectively.  Sales at San Jose increased 56%, to $28.9 million (Q1 2013: $18.5 million) as a result of higher production and a reduction of inventories, while sales from Caylloma decreased 25%, to $16.6 million (Q1 2013: $22.2 million) as a result of lower silver prices.

The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price.  Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts final pricing for all concentrates takes place one month after the month of sale.  Our recorded sales during the quarter consisted of  provisional sales of $45.4 million (Q1 2013: $42.1 million), positive price adjustments of $0.42 million (Q1 2013: negative $1.1 million) and negative assay adjustments of $0.39 million (Q1 2013: negative $0.3 million).

Net realized prices shown below are calculated based on provisional sales pricing, based on contained metals in concentrate sold, and after accounting for payable metal deductions, treatment, and refining charges and before government royalties. For purposes of establishing the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals in Caylloma and to gold in San Jose. The Company has not hedged its exposure to metal price risks.

	QUARTERLY RESULTS
	Three months ended March 31,
	2014			2013
Sales and Realized Prices	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Provisional Sales	16,961,095	28,488,762	45,449,858	22,942,942	19,156,178	42,099,119
Adjustments *	(333,050)	363,185	30,135	(703,632)	(682,219)	(1,385,851)
Sales	16,628,046	28,851,947	45,479,993	22,239,310	18,473,959	40,713,268

Silver
Provisional Sales (oz)	536,754	1,099,007	1,635,761	538,969	503,068	1,042,037
Realized Price ($/oz)**	20.43	20.26	20.31	30.16	30.28	30.37
Net Realized Price ($/oz)***	17.70	18.50	18.24	26.75	27.68	27.20
Gold
Provisional Sales (oz)	508	8,234	8,742	543	4,137	4,681
Realized Price ($/oz)**	1,297.60	1,289.57	1,290.04	1,647.70	1,648.18	1,642.43
Net Realized Price ($/oz)***	974.74	991.27	990.31	1,224.47	1,264.46	1,259.82
Lead
Provisional Sales (000’s lb)	3,855	-	3,855	4,785	-	4,785
Realized Price ($/lb)**	0.95	-	0.95	1.05	-	1.05
Net Realized Price ($/lb)***	0.71	-	0.71	0.77	-	0.77
Zinc
Provisional Sales (000’s lb)	6,689	-	6,689	6,069	-	6,069
Realized Price ($/lb)**	0.92	-	0.92	0.93	-	0.93
Net Realized Price ($/lb)***	0.63	-	0.63	0.68	-	0.68

* Adjustments consists of mark-to-market and final price adjustments, and final assay adjustments

** Based on provisional sales before final price adjustments

***Net after payable metal deductions, treatment, and refining charges

     Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose

Management’s Discussion and Analysis Page - 9

Cost of sales for Q1 2014 increased 18%, to $28.3 million (Q1 2013: $23.9 million), driven by higher tonnes of concentrate sold of 16%. Direct mining costs increased $2.7 million, to $20.8 million (Q1 2013: $18.1 million). Depletion and depreciation increased $1.2 million, to $5.8 million (Q1 2013: $4.6 million).

Workers’ participation for San Jose increased $0.5 million, to $1.1 million (Q1 2013: $0.6 million).

(Refer to non-GAAP financial measures for reconciliation of cash cost to the cost of sales.)

	Expressed in $ millions
	Three months ended March 31,
	2014			2013
	Caylloma	San Jose	Total	Caylloma	San Jose	Total
Direct mining costs [1]	$ 9.9	$ 10.9	$ 20.8	$ 10.8	$ 7.3	$ 18.1
Workers’ participation	0.3	1.1	1.4	0.4	0.6	1.0
Depletion and depreciation	1.8	4.0	5.8	2.4	2.2	4.6
Royalty expenses	0.2	0.1	0.3	0.2	-	0.2
	$ 12.2	$ 16.1	$ 28.3	$ 13.8	$ 10.1	$ 23.9

1Direct mining costs includes salaries and other short-term benefits, contractor charges, energy, consumables and production-related costs.

Selling, general and administrative expenses for Q1 2014 increased 41%, or $2.3 million, to $7.9 million (Q1 2013: $5.6 million).  The main driver for the increase were higher share-based payments of $1.7 million mostly related to mark-to-market effects. Also explaining the increase were higher general and administrative expenses of $0.5 million, and higher workers’ participation of $0.1 million.

General and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll-related costs for executives and management. These expenses include administrative, legal, financial, information technology, human and organizational development, procurement, and professional service fees. General and administrative expenses for Q1 2014 increased 10%, to $5.3 million (Q1 2013: $4.8 million). The Company has undertaken cost-cutting measures since Q2 2013.

	Expressed in $ millions
	Three months ended March 31,
	2014				2013
	Corporate	Bateas	Cuzcatlan	Total	Corporate	Bateas	Cuzcatlan	Total
General and administrative expenses	$ 3.7	$ 0.8	$ 0.8	$ 5.3	$ 3.1	$ 0.7	$ 1.0	$ 4.8
Foreign exchange	(0.4)	-	-	(0.4)	(0.1)	-	(0.3)	(0.4)
Share-based payments	2.7	-	-	2.7	1.0	-	-	1.0
Workers’ participation	-	-	0.3	0.3	-	0.1	0.1	0.2
	$ 6.0	$ 0.8	$ 1.1	$ 7.9	$ 4.0	$ 0.8	$ 0.8	$ 5.6

Exploration and evaluation costs for Q1 2014 decreased to $nil (Q1 2013: $0.1 million) as a result of the Company’s reduction in its greenfields exploration program.

Management’s Discussion and Analysis Page - 10

	Expressed in $ millions
	Three months ended March 31,
	2014	2013
Salaries, wages, and benefits	$-	$0.1
	$-	$0.1

Interest income for Q1 2014 amounted to $0.1 million (Q1 2013: $0.2 million).

Interest expense for Q1 2014 amounted to $0.3 million (Q1 2013: $0.2 million).

Income taxes for Q1 2014 decreased to $4.2 million (Q1 2013: $4.4 million) because of a reduction of the tax base.

The income tax provision comprises $2.3 million (Q1 2013: $2.0 million) of current expense and $1.9 million of deferred income tax (Q1 2013: $2.4 million) arising from our Peruvian and Mexican operations.

Non-GAAP Financial Measures

Operating cash flow per share before changes in working capital (non-GAAP financial measure)

	Expressed in $’000’s (except per share measures)
	Three months ended March 31,
	2014	2013
Net income for the period	$4,853	$6,665
Items not involving cash	13,127	10,342
	$17,980	$17,007
Income taxes paid	(1,126)	(893)
Interest expense paid	(2)	(7)
Interest income received	62	169

Cash generated by operating activities before changes in working capital	$16,914	$16,276
Divided by
Weighted average number of shares (‘000’s)	126,008	125,284

Operating cash flow per share before changes in working capital (1)	$0.13	$0.13

(1) A non-GAAP financial measure

Cash cost per payable ounce of silver and cash cost per tonne of processed ore (non-GAAP financial measure)

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company’s performance. Cash costs are an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (“IFRS”), and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.

Management’s Discussion and Analysis Page - 11

The following tables present a reconciliation of cash costs per tonne of processed ore and cash costs per payable  ounce of silver to the cost of sales in the consolidated financial statements for the three months ended March 31, 2014 and 2013.

Consolidated Mine Cash Cost	Expressed in $’000’s

	Q1 2014	Q1 2013

Cost of sales [1]	28,276	23,929
Add / (Subtract):
Change in concentrate inventory	(918)	(651)
Depletion and depreciation in concentrate inventory	210	246
Government royalties and mining taxes	(364)	(213)
Workers participation	(1,367)	(879)
Depletion and depreciation	(5,773)	(4,650)
Cash cost (A)	20,064	17,782

Cash cost (A)	20,064	17,782
Add / (Subtract)
By-product credits	(14,959)	(13,294)
Refining charges	1,880	1,757
Cash cost applicable per payable ounce (B)	6,985	6,245

Payable ounces of silver production (C)	1,469,987	945,574

Cash cost per ounce of payable silver ($/oz) (B/C)	4.75	6.60

(1) Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation.

Management’s Discussion and Analysis Page - 12

San Jose Mine Cash Cost	Expressed in $’000’s
	Q1 2014	Q1 2013

Cost of sales [1]	16,134	10,069
Add / (Subtract):
Change in concentrate inventory	(1,095)	(321)
Depletion and depreciation in concentrate inventory	251	204
Government royalties and mining taxes	(144)	-
Workers participation	(1,124)	(459)
Depletion and depreciation	(3,983)	(2,206)
Cash cost (A)	10,039	7,287

Total processed ore (tonnes) (B)	150,708	93,478

Cash cost per tonne of processed ore ($/t) (A/B)	66.61	77.96

Cash cost (A)	10,039	7,287
Add / (Subtract):
By-product credits	(7,560)	(5,008)
Refining charges	957	687
Cash cost applicable per payable ounce ( C)	3,436	2,966

Payable ounces of silver production (D)	957,154	471,102

Cash cost per ounce of payable silver ($/oz) (C/D)	3.59	6.30

Mining cost per tonne	33.16	35.91
Milling cost per tonne	18.11	19.05
Indirect cost per tonne	9.98	16.42
Community relations cost per tonne	0.40	1.11
Distribution cost per tonne	4.96	5.47
Total production cost per tonne	66.61	77.96

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 13

Caylloma Mine Cash Cost	Expressed in $’000’s
	Q1 2014	Q1 2013

Cost of sales [1]	12,142	13,860
Add / (Subtract):
Change in concentrate inventory	177	(330)
Depletion and depreciation in concentrate inventory	(41)	42
Government royalties and mining taxes	(220)	(213)
Workers participation	(243)	(420)
Depletion and depreciation	(1,790)	(2,444)
Cash cost (A)	10,025	10,495

Total processed ore (tonnes) (B)	114,115	111,416

Cash cost per tonne of processed ore ($/t) (A/B)	87.85	94.20

Cash cost (A)	10,025	10,495
Add / (Subtract):
By-product credits	(7,399)	(8,286)
Refining charges	923	1,070
Cash cost applicable per payable ounce ( C)	3,549	3,279

Payable ounces of silver production (D)	512,833	474,472

Cash cost per ounce of payable silver ($/oz) (C/D)	6.92	6.91

Mining cost per tonne	43.85	41.51
Milling cost per tonne	14.68	15.89
Indirect cost per tonne	21.05	24.54
Community relations cost per tonne	0.04	4.80
Distribution cost per tonne	8.23	7.46
Total production cost per tonne	87.85	94.20

1 includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

Management’s Discussion and Analysis Page - 14

All-in cash cost per payable ounce of silver (non-GAAP financial measure)

The Company believes that “all-in sustaining costs” and “all-in costs” will better meet the needs of analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, our operating performance, and our ability to generate free cash flow from current operations and on an overall Company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost-performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company conformed its all-in sustaining definition to that set out in the guidance note released by the World Gold Council (“WGC,” a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies) on June 27, 2013, and that came into effect January 1, 2014. The comparative periods have been restated accordingly.

All-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under the IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which form the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures. The Company believes that this measure represents the total costs of producing silver from current operations and provides the Company and stakeholders of the Company with additional information on the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends, and financing costs, are also not included. The Company reports this measure on a silver ounces sold basis.

The following tables provide a reconciliation of all-in sustaining costs per ounce to the consolidated financial statements for the three months ended March 31, 2014 and 2013:

Management’s Discussion and Analysis Page - 15

Consolidated Mine All-in Cash Cost	Expressed in $’000’s
	Q1 2014	Q1 2013
Cash cost applicable per payable ounce	6,985	6,245
Government royalty and mining tax	364	213
Workers’ participation	1,706	1,074
Selling, general and administrative expenses (operations)	1,613	1,687
Adjusted operating cash cost	10,668	9,219
Selling, general and administrative expenses (corporate)	3,717	3,113
Sustaining capital expenditures[1]	8,364	10,554
Brownfields exploration expenditures[1]	1,538	3,015
All-in sustaining cash cost	24,287	25,901
Non-sustaining capital expenditures[1]	98	356
All-in cash cost	24,385	26,257
Payable ounces of silver operations	1,469,987	945,574
All-in sustaining cash cost per payable ounce of silver	16.52	27.39
All-in cash cost per payable ounce of silver	16.59	27.77

San Jose Mine All-in Cash Cost	Expressed in $’000’s
	Q1 2014	Q1 2013
Cash cost applicable per payable ounce	3,436	2,966
Workers’ participation	1,405	573
Selling, general and administrative expenses (operations)	868	959
Adjusted operating cash cost	5,853	4,498
Sustaining capital expenditures[1]	6,582	5,306
Brownfields exploration expenditures[1]	1,362	1,752
All-in sustaining cash cost	13,797	11,556
Non-sustaining capital expenditures[1]	98	356
All-in cash cost	13,895	11,912
Payable ounces of silver operations	957,154	471,102
All-in sustaining cash cost per payable ounce of silver	14.41	24.53
All-in cash cost per payable ounce of silver	14.52	25.29

1 presented on a cash basis

Management’s Discussion and Analysis Page - 16

Caylloma Mine All-in Cash Cost	Expressed in $’000’s
	Q1 2014	Q1 2013
Cash cost applicable per payable ounce	3,549	3,279
Government royalty and mining tax	220	213
Workers’ participation	286	492
Selling, general and administrative expenses (operations)	745	728
Adjusted operating cash cost	4,800	4,712
Sustaining capital expenditures[1]	1,782	5,248
Brownfields exploration expenditures[1]	176	1,263
All-in cash cost	6,758	11,223
Payable ounces of silver operations	512,833	474,472
All-in sustaining cash cost per payable ounce of silver	13.18	23.65
All-in cash cost per payable ounce of silver	13.18	23.65

1 presented on a cash basis

Liquidity and Capital Resources

First-Quarter 2014 Liquidity and Capital Resources

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors has not established a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company’s cash and cash equivalents as at March 31, 2014, totaled $41.2 million (December 31, 2013:  $31.7 million) and short-term investments totaled $20.9 million (December 31, 2013: $17.4 million).

Working capital for the quarter increased $4.0 million, to $70.4 million. This reflects increases in cash and cash equivalents of $9.5 million, short-term investments of $3.5 million, prepaid expenses of $0.1 million and decreases in provisions of $0.2 million and current portion of other liabilities of $0.1 million. The increase in working capital was offset by decreases in accounts receivable and other assets of $1.7 million and in inventories of $1.1 million and by increases in trade and other payables of $5.6 million and in income tax payable of $1.0 million.

During the three months ended March 31, 2014, cash and cash equivalents increased $9.5 million (Q1 2013: $5.3 million increase). The increase was due to net cash provided by operating activities of $24.4 million, net cash used in investing activities of $14.7 million, and net cash provided by financing activities of $0.1 million. Exchange rate changes had a negative $0.3 million impact on cash and cash equivalents. Compared with Q1 2013, the Company’s expenditures on mineral properties, plant and equipment decreased $8.1 million, net purchases of short-term investments increased $5.9 million, and cash provided by operating activities increased $2.7 million.

Management’s Discussion and Analysis Page - 17

During the three months ended March 31, 2014, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $16.9 million (Q1 2013: $16.3 million). Net cash provided by operating activities amounted to $24.4 million (Q1 2013: $21.7 million). This includes income taxes paid and interest income paid and received of $1.1 million (Q1 2013: $0.7 million) and changes in non-cash working capital items of $7.5 million (Q1 2013: $5.4 million).

Cash used by the Company in investing activities for the three months ended March 31, 2014, totaled $14.7 million (Q1 2013: $16.1 million) and comprised the following:

•

$3.9 million (Q1 2013: net redemptions $2.0 million) in net purchases of short-term investments,

•

$10.0 million (Q1 2013: $18.1 million) in expenditures on mineral properties, plant and equipment, and

•

$0.8 million (Q1 2013: $nil) in net advances on deposits on long-term assets.

Investing activities included $10.0 million of expenditures on mineral properties, plant and equipment that comprised $8.5 million of plant and equipment and mine development and $1.5 million of brownfields exploration.

During the three months ended March 31, 2014, cash provided by financing activities totaled $0.1 million (Q1 2013: $0.1 million) and comprised the repayment of finance lease obligations of $0.1 million (Q1 2013: $0.1 million) and net proceeds on issuance of common shares of $0.2 million (Q1 2013: $nil).

Contractual Obligations

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expressed in $ millions
	Expected payments due by period as at March 31, 2014
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Trade and other payables	$21.5	$-	$-	$-	$21.5
Income tax payable	1.0	-	-	-	1.0
Other liabilities	0.1	4.1	-	-	4.2
Operating leases	0.6	1.2	0.2	-	2.0
Provisions	0.5	0.8	1.3	10.6	13.2
	$23.7	$6.1	$1.5	$10.6	$41.9

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

Capital Commitments (expressed in $’000’s)

As at March 31, 2014, $7,417 of capital commitments not disclosed elsewhere in the Financial Statements, and forecasted to be expended within one year, includes the following: $7,363 mine and tailing dam development at the San Jose property; and $54 for the tailing dam infrastructure at Caylloma.

Management’s Discussion and Analysis Page - 18

Other Commitments (expressed in $’000’s)

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017.  Renewal can be avoided without penalties by notification 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.  The commitment is $180 per month.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period as at March 31, 2014 are as follows:

	Expressed in $’000’s
	Expected payments due by period as at March 31, 2014
	Less than 1 year	1 - 3 years	4 -5 years	After 5 years	Total
Office premises – Canada	$83	$267	$128	$-	$478
Office premises – Peru	387	811	69	-	1,267
Office premises – Mexico	6	-	-	-	6
Total office premises	$476	$1,078	$197	$-	$1,751
Computer equipment – Peru	118	64	-	-	182
Computer equipment – Mexico	18	4	-	-	22
Total computer equipment	$136	$68	$-	$-	$204
Total operating leases	$612	$1,146	$197	$-	$1,955

Other Contingencies

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

Guarantees and Indemnifications (expressed in $’000’s)

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

Management’s Discussion and Analysis Page - 19

➢

directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;

➢

certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction; and,

➢

the dollar value cannot be reasonably estimated.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.  In March 2013 the closure plan was updated with total closure costs of $7,996 of which $4,167 is subject to annual collateral in the form of a letter of guarantee.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas’ mine closure plan, in the amount of $1,204 (2013: $1,204). This bank letter of guarantee expires on December 31, 2014.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas’s regulatory compliance with the electric transmission line project, in the amount of $3,287 (2013: $nil). This bank letter of guarantee expires on December 11, 2014.

As at March 31, 2014, Bateas has a bank letter of guarantee in the amount of $1,171 (2013: $1,182) from Banco Continental in favor of the Peruvian Tax Authority SUNAT associated to a claim made by Bateas.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Transactions (expressed in $’000’s)

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Expressed in $’000’s
	Three months ended March 31,
Transactions with related parties	2014	2013
Salaries and wages [1,2]	$15	$25
Other general and administrative expenses [2]	62	77
	$77	$102

Management’s Discussion and Analysis Page - 20

1 Salaries and wages includes employees’ salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

2 Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for general overhead costs incurred on behalf of the Company. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management, and other related services.

In 2013, the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and paid $50 cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid or payable to key management for services is shown below:

	Expressed in $’000’s
	Three months ended March 31,
	2014	2013
Salaries and other short term employee benefits	$1,890	$848
Directors fees	113	93
Consulting fees	41	45
Share-based payments	2,532	827
	$4,576	$1,813

Consulting fees includes fees paid to two non-executive directors in both 2014 and 2013.

c)

Period End Balances Arising From Purchases of Goods/Services

	Expressed in $’000’s
Amounts due from related parties	March 31, 2014	December 31, 2013
Owing from a company with common director [3]	$37	$-

3 Owing from a company with directors and officers in common with the Company at March 31, 2014.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

	Expressed in $’000’s
Amounts due to related parties	March 31, 2014	December 31, 2013
Owing to a company with common directors [4]	$29	$20

4 Owing to Gold Group Management Inc. (“Gold Group)” who has a director in common with the Company.

Management’s Discussion and Analysis Page - 21

Significant Accounting Judgments and Estimates

The preparation of the unaudited condensed interim consolidated financial statements (“Financial Statements”) requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.

Critical Judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

•

In concluding when commercial production has been achieved, the Company considered the following factors:

•

all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

•

the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,

•

the ability to sustain ongoing production of ore at a steady or increasing level.

•

The identification of reportable segments, basis for measurement and disclosure of the segmented information.

•

The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.

•

The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.

•

Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

ii.

Estimates

•

the recoverability of amounts receivable which are included in the consolidated statements of financial position;

Management’s Discussion and Analysis Page - 22

•

the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;

•

the determination of net realizable value of inventories on the consolidated statements of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;

•

the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

•

the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;

•

the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;

•

the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;

•

the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;

•

the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;

•

the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;

•

the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,

•

the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

Financial Instruments and Related Risks (expressed in $’000’s)

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value Measurements of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Management’s Discussion and Analysis Page - 23

During the three months ended March 31, 2014 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

i.

Assets and Liabilities Measured At Fair Value on a Recurring Basis

Fair Value Measurements

Expressed in $’000’s

	Quoted Prices in Active Markets for Identical Assets	Significant and Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair
At March 31, 2014	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$41,192	$-	$-	$41,192
Short term investments	20,924	-	-	20,924
Trade receivable from concentrate sales [1]	-	11,730	-	11,730
	$62,116	$11,730	$-	$73,846

1 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

Management’s Discussion and Analysis Page - 24

ii.

Fair Value of Financial Assets and Liabilities

Fair Values of Financial Assets and Liabilities

	Expressed in $’000’s
	March 31, 2014		December 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Cash and cash equivalents [1]	$41,192	$41,192	$31,704	$31,704
Short term investments [1]	20,924	20,924	17,411	17,411
Trade receivable from concentrate sales [2]	11,730	11,730	9,797	9,797
Advances and other receivables	2,835	2,835	3,883	3,883
Due from related parties [1]	37	37	-	-
	$76,718	$76,718	$62,795	$62,795
Financial liabilities
Trade and other payables [1]	$20,551	$20,551	$15,272	$15,272
Due to related parties [1]	29	29	20	20
Other liabilities [3]	705	707	540	544
	$21,285	$21,287	$15,832	$15,836

1 Fair value approximates the carrying amount due to short term nature and historically negible credit losses.

2 Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Other liabilities are recorded at amortized costs. The fair value of other liabilities are primarily determined using quoted market prices. Balance includes current portion of other liabilities.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at March 31 2014, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

Management’s Discussion and Analysis Page - 25

	Expressed in ‘000’s
	March 31, 2014				December 31, 2013
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash and cash equivalents	$2,231	S/.	4,222	$55,768	$2,699	S/.	619	$10,994
Short term investments	3,297		-	-	3,286		-	-
Accounts receivable and other assets	300		4,799	3,637	306		7,917	33,818
Deposits on long term assets and long term borrowing costs	284		-	17,485	355		-	-
Trade and other payables	(2,000)		(12,121)	(102,852)	(1,181)		(12,659)	(49,618)
Due to related parties	(32)		-	-	(22)		-	-
Provisions, current	-		(521)	(3,183)	-		(349)	(6,499)
Income tax payable	-		(100)	-	-		(2,213)	-
Other liabilities	(4,475)		-	(405)	(2,477)		-	(350)
Provisions	-		(18,721)	(60,159)	-		(18,544)	(45,499)
Total	$(395)	S/.	(22,442)	$(89,709)	$2,966	S/.	(25,229)	$(57,154)
Total US$ equivalent	$(357)		$(7,989)	$(6,857)	$2,773		$(9,023)	$(4,371)

Based on the above net exposure as at March 31, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $40 (2013: $308) and a net loss of $1,650 (2013: net loss $1,489).

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s maximum exposure to credit risk as at March 31, 2014 is as follows:

	Expressed in ‘000’s
	March 31, 2014	December 31, 2013
Cash and cash equivalents	$41,192	$31,704
Short term investments	20,924	17,411
Accounts receivable and other assets	15,341	17,040
Due from related parties	37	-
	$77,494	$66,155

Management’s Discussion and Analysis Page - 26

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior-year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within three years or before April 22, 2016.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds were drawn from this credit facility.

(Refer to Contractual Obligations for the expected payments due as at March 31, 2014.)

Significant Changes in Accounting Policies including Initial Adoption

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2014:

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment); IFRIC 21 - Levies; and, IAS 36 - Impairment of Assets - Amendments for Recoverable Amount Disclosures for Non-Financial Asset.

The Company has adopted the above amendments which do not have a significant impact on the Company’s Financial Statements.

New Accounting Standards

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)

The amendment to IFRS 9 Financial Instruments which includes the new hedge accounting requirements and some related amendments to IAS 39 Financial Instruments; Recognition and Measurement and IFRS 7 Financial Instruments; Disclosures.  IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

Management’s Discussion and Analysis Page - 27

Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company’s website at www.fortunasilver.com.

Share Position and Outstanding Warrants and Options

The Company’s outstanding share position as at May 9, 2014 is 126,335,370 common shares. In addition, 6,866,027 incentive stock options are currently outstanding as follows:

Type of Security	No. of Shares	Exercise Price (CAD$)	Expiry Date

Incentive Stock Options:	1,641,244	$4.46	June 8, 2014
	60,307	$4.30	July 13, 2014
	37,500	$4.03	July 27, 2014
	1,703,366	$4.03	May 29, 2015
	160,000	$1.35	February 5, 2016
	10,000	$1.75	May 8, 2016
	1,055,847	$3.38	May 29, 2016
	153,800	$1.55	July 5, 2016
	127,900	$1.66	July 10, 2016
	350,000	$2.22	January 11, 2017
	147,349	$6.67	February 20, 2017
	767,935	$4.30	March 23, 2017
	380,779	$3.79	July 31, 2017
	250,000	$0.85	October 5, 2018
	20,000	$0.85	November 5, 2018
TOTAL OUTSTANDING OPTIONS	6,866,027

Other Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Annual Information form for the year ended December 31, 2013, available at www.sedar.com and the Company’s Annual Information Form for the year ended December 31, 2013 available at www.sedar.com.

Management’s Discussion and Analysis Page - 28

Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s  disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators (“CSA”) as of March 31, 2014, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company’s financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company’s management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company’s internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of March 31, 2014, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the technical information contained in this Management’s Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Management’s Discussion and Analysis Page - 29

Cautionary Statement on Forward-Looking Statements

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and are not statements of historical fact. Forward-looking statements relate to, among other things:

•

mineral “reserves” and “resources” as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•

timing of the completion of construction activities at the Company’s properties and their completion on budget;

•

production rates at the Company’s properties;

•

cash cost estimates;

•

timing to achieve full production capacity at the Company’s properties;

•

timing for completion of infrastructure upgrades related to the Company’s properties;

•

timing for delivery of materials and equipment for the Company’s properties;

•

the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•

the Company’s planned processing, and estimated major investments for mine development, tailings dam expansion, the water evaporation control project and brownfields exploration, at the San Jose property in 2014;

•

the Company’s expectation for an additional processing plant expansion to 2,000 tpd by the beginning of the second quarter of 2014 resulting in an increase in production without incurring additional capital investments at the San Jose property;

•

the Company’s intention to conduct engineering studies to assess a further expansion beyond 2,000 tpd at the San Jose property;

•

the Company’s planned processing, estimated capital expenditures, and anticipated major investments for mine development, maintenance and energy, and brownfields exploration, at the Caylloma property during 2014;

•

the Company’s plans for the 2014 brownfields exploration program at the Caylloma property;

•

management’s belief that the Company’s current operational requirements and capital projects can be funded from existing cash and cash equivalents, cash generated from operations, and the available credit facility;

•

management’s belief that if the Company needs to access the capital markets for additional financial resources, the Company will be able to do so at prevailing market rates;

•

the expected maturities of the Company’s financial liabilities, finance leases and other contractual commitments; and

•

management’s expectation that none of the investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will have a material effect on the results of operations or financial conditions of the Company.

Management’s Discussion and Analysis Page - 30

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company’s current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, gold, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company’s current mineral resource and reserve estimates; (9) labor and materials costs increasing on a basis consistent with the Company’s current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with mineral exploration and project development; the need for additional financing; operational risks associated with mining and mineral processing; uncertainty relating to concentrate treatment charges and transportation costs; uncertainty relating to capital and operating costs, production schedules, and economic returns; uncertainties relating to general economic conditions; the Company’s substantial reliance on the Caylloma and San Jose mines for revenues; risks related to the integration of businesses and assets acquired by the Company; risks associated with entering into commodity forward and option contracts for base metals production; potential conflicts of interest involving the Company’s directors and officers; the risk that monies allotted for land reclamation may not be sufficient; risks associated with potential legal proceedings; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the “Risks and Uncertainties” section in the MD&A and in the “Risk Factors” section in the Company’s Annual Information Form for the financial year ended December 31, 2013 filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission and available at www.sedar.com and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Management’s Discussion and Analysis Page - 31